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The Dawg Haus

Food Truck

Portland, OR 97236
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THE PITCH
The Dawg Haus is seeking investment to launch a mobile food truck that serves MLB inspired stadium
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INVESTOR PERKS

The Dawg Haus is offering perks to investors. You earn the most valuable perk available based on yo
business. You will not also receive the perks of lesser value, unless specified below.

Limited T-Shir+ Mini Bat Invest $1,000 or more to qualify. 10 of 10 remaining

Limited Edition T-shirt + MLB mini Bat

The Dawg Haus Invest $2,000 or more to qualify. 10 of 10 remaining

I will provide a life time membership card that will allow for up to 3 free combo meals a month or 1 pa

This is a preview. It will become public when you start accepting investment.
OUR MISSION

customers' unspoken needs. I also have over 15 years of social media and online advertising experie service/relations experience. in order to market the business to the correct market. I feel this experie mission of presenting a quality product along with quality service.

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INTENDED USE OF FUNDS

We are planning on getting a food truck as well as the equipment we will need to service the commu

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Food Cart $10,000

Deep Fryer $2,500

Advertising $1,600

Mainvest Compensation $900

Total $15,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$69,727	$76,699	$82,067	$86,170	$88,755
Cost of Goods Sold	$37,488	$41,236	$44,122	$46,327	$47,716
Gross Profit	$32,239	$35,463	$37,945	$39,843	$41,039
EXPENSES					
Utilities	$2,400	$2,460	$2,521	$2,584	$2,648
Insurance	$360	$369	$378	$387	$396
Equipment Lease	$1,200	$1,230	$1,260	$1,291	$1,323
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$22,279	$25,254	$27,483	$29,121	$30,051

This information is provided by The Dawg Haus. Mainvest never predicts or projects performance, ar financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

20B4BA25-3302-477B-90BC-B173AA3D0BEB.jpeg

Investment Round Status

Target Raise $15,000

Maximum Raise $35,000

Amount Invested $0

Real Estate Risk

The Dawg Haus is still in the process of securing a location to lease, which will be necessary to conc
Dawg Haus is unable to find and secure a location that is adequate, investors may lose some or all o

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of The Dawg Haus to make the payments you expect,
back, depends on a number of factors, including many beyond our control.

Limited Services

The Dawg Haus operates with a very limited scope, offering only particular services to potential clie
changes in customer preferences.

Limited Operating History

The Dawg Haus is a newly established entity and has no history for prospective investors to conside

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
Dawg Haus competes with many other businesses, both large and small, on the basis of quality, pric
Changes in customer preference away from The Dawg Haus's core business or the inability to compe
competitors could negatively affect The Dawg Haus's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Dawg Haus's management or vote or
decisions regarding The Dawg Haus. Furthermore, if the founders or other key personnel of The Dav
or become unable to work, The Dawg Haus (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions wil

Changes in Economic Conditions Could Hurt The Dawg Haus

Factors like global or national economic recessions, changes in interest rates, changes in credit mark
conditions, declining employment, changes in real estate values, changes in tax policy, changes in p
crises, among other factors are unpredictable and could negatively affect The Dawg Haus's financial
operate. In the event The Dawg Haus ceases operations due to the foregoing factors, it can not gua
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth
as a public offering of shares (for example, publicly-traded firms must generally provide investors wi
statements that have been audited by an independent accounting firm). Although Title III does requi
that you would make a different decision if you had more information.

Lack of Ongoing Information

The Dawg Haus will be required to provide some information to investors for at least 12 months follo
information is far more limited than the information that would be required of a publicly-reporting co
to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Dawg Haus will carry some insurance, The Dawg Haus may not carry enough insuranc
business. Additionally, there are some kinds of risks that are very difficult or impossible to insure aga
Therefore, The Dawg Haus could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws
laws, antitrust laws, and health care laws, could negatively affect The Dawg Haus's financial perform
Specifically, any additional regulation on the industry could significantly negatively affect the busine

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Dawg Haus's management will coincide: you bo
successful as possible. However, your interests might be in conflict in other important areas, includir

successful than your initial expectations.

You Do Have a Downside

Conversely, if The Dawg Haus fails to generate enough revenue, you could lose some or all of your n

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Dawg Haus, and the revenue of The Dawg
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when.
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any d

Subordination

The Notes shall be subordinated to all indebtedness of The Dawg Haus to banks, commercial financ
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indentu
the representative, or that the representative will do things you believe are wrong or misguided. If ar
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by The Dawg Haus. Mainvest never predicts or projects performance, ar
information. For additional information, review the official Form C filing with the Securities and Excha
website.

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